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                                             November 21, 1995

The Board of Directors
PSICOR, Inc.
16818 Via del Campo Court
San Diego, California 92127

Ladies and Gentlemen:

    You have requested our opinion, as of the date hereof, as to the fairness, from a financial point of view, to the stockholders of PSICOR, Inc. ("PSICOR" or the "Company") of the consideration to be received in connection with a proposed merger of the Company with a wholly-owned subsidiary ("Merger Sub") of Baxter Healthcare Corporation ("Baxter"). The terms of the Merger are set forth in an Agreement and Plan of Merger dated as of November 22, 1995 (the "Agreement"). The Agreement provides for a cash tender offer by Merger Sub for all of the issued and outstanding shares of common stock of the Company (the "Common Stock") at a price of $17.50 per share (the "Offer") and for a subsequent merger of Merger Sub with and into the Company pursuant to which each outstanding share of Common Stock (other than shares that are owned by the Company as treasury stock and any shares owned by Baxter, Merger Sub or any other wholly owned subsidiary of Baxter or shares held by dissenting shareholders who perfect their dissenters' rights under Pennsylvania law) will be converted into the right to receive $17.50 in cash (the "Merger"). Under the Agreement, Baxter has required that the Company's PSICOR Office Laboratories subsidiary ("POL") be sold prior to the consummation of the Merger for a price of not less that $4 million. To induce Baxter to sign the Agreement, Michael W. Dunaway has agreed to purchase POL from the Company at such price if the Company is unable to find another purchaser at a higher price.

    Dain Bosworth Incorporated ("Dain Bosworth"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, competitive bids, negotiated underwritings, secondary distributions and private placements of listed and unlisted securities, and valuations for estate, corporate, and other purposes. In addition, in the ordinary course of business, Dain Bosworth acts as a market maker for PSICOR's common stock and accordingly may periodically hold a position in such stock. Dain Bosworth may, in the ordinary course of its business, also trade securities of Baxter for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Additionally, from time to time, Dain Bosworth and its affiliates may produce research materials regarding PSICOR. Dain Bosworth may also act as a market maker in the publicly traded securities of companies engaged in the same or similar lines of business as PSICOR and Baxter and may periodically have positions in their securities as well.

    In June 1994, Dain Bosworth was retained as the Company's financial advisor with respect to (i) an analysis of strategic alternatives and (ii) any transaction arising from such analysis of alternatives. Dain Bosworth's duties as financial advisor to the Company included assisting PSICOR in identifying and contacting parties that might be interested in purchasing the Company. Dain Bosworth will receive a fee for its services, a portion of which is contingent upon the consummation of the Merger, and will be indemnified against certain liabilities. Dain Bosworth has in the past provided no investment banking services to Baxter.

    In connection with this opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed (i) the Agreement, (ii) certain historical financial information for PSICOR and Baxter, (iii) certain financial information for PSICOR prepared for financial planning purposes and furnished by the management of PSICOR, (iv) certain publicly available data relative to PSICOR,
(v) certain financial and securities data for companies deemed similar to PSICOR and (vi) to the extent publicly available, the financial terms of certain acquisition transactions involving companies operating in industries deemed similar to that in which the Company operates. We visited the headquarters of the Company and had discussions with the management of the Company concerning the financial condition, operating results and business outlook for the Company.
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The Board of Directors
PSICOR, Inc.
Page 2

    In conducting our review and in rendering our opinion, we have assumed and relied upon the accuracy, completeness and fairness of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independent verification of such information, and we have further relied upon the assurances of management of the Company and Baxter that they are not aware of any facts that would make such information inaccurate or misleading. It is understood that we were retained by the Board of Directors of the Company, and that the Board of Directors has not looked to us for independent verification with respect to the financial and other information provided to us or publicly available, including the projections provided to us by the Company. With respect to the financial projections for the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgment of the management of the Company as to the future financial performance of the Company, and that the Company will perform substantially in accordance with such projections. Also, we did not make an independent appraisal of the assets or liabilities of PSICOR, and we do not express an opinion regarding the liquidation values or solvency of either company separately or the combined companies following the Merger. Our opinion as expressed herein is limited to the fairness to the stockholders of PSICOR, from a financial point of view, of the $17.50 per share cash consideration to be received by stockholders of the Company pursuant to the Offer and the Merger, and it does not address the Company's underlying business decision to proceed with the Merger. Our opinion is based upon general market, economic, financial, monetary and other conditions as they exist and can be evaluated, and the information available to us, as of the date hereof.

    It is understood that this letter is for the information of the Board of Directors of the Company only and is not intended and does not constitute a recommendation to any stockholder as to whether such stockholder should tender his or her shares in the Offer or how such stockholder should vote with respect to the Merger. This opinion shall not be published or otherwise used, nor shall any public reference to Dain Bosworth be made without our prior written approval, except that the Company may include this letter in proxy statements or similar documents distributed to shareholders and in filings with the Securities and Exchange Commission, provided that any such disclosure shall first be submitted to Dain Bosworth for its approval.

    Based upon and subject to the foregoing, and other matters that we considered relevant, it is our opinion that, as of the date hereof, the $17.50 per share cash consideration to be received by stockholders of the Company pursuant to the Offer and the Merger are fair to the stockholders of PSICOR from a financial point of view.

                                          Very truly yours,
                                          DAIN BOSWORTH INCORPORATED